Richard Coyle Partner	Chapman and Cutler LLP 320 South Canal Street, 27th Floor Chicago, Illinois 60606 T 312.845.3724 rcoyle@chapman.com

January 5, 2026

Via EDGAR Correspondence

United States Securities and Exchange Commission
Division of Corporation Finance
Office of Crypto Assets

100 F Street, N.E.
Washington, D.C. 20549

Re:	Bitwise Chainlink ETF
File No. 333-289852

Dear Mr. Sundwall, Mr. Niethamer, Ms. Cheng and Ms. Berkheimer:

This letter responds to your comments regarding the registration statement filed on Form S-1 for the Bitwise Chainlink ETF (the “Trust”) with the Staff of the Securities and Exchange Commission (the “Staff”) on November 18, 2025 (the “Registration Statement”). Capitalized terms used herein, but not otherwise defined, have the meanings ascribed to them in the Registration Statement.

Comment 1 – Amendment No. 1 to Registration Statement on Form S-1; Governing Law; Consent to Delaware Jurisdiction, page 118

The Staff notes the statement on page 100 that each Shareholder consents “to the exclusive jurisdiction of the courts of the State of Delaware and any federal courts located in Delaware” and that, pursuant to the Trust Agreement, such clause “shall not apply to causes of action for violations of U.S. federal or state securities laws.” Please direct us to the portion of the Trust Agreement that contains these provisions.

Response to Comment 1

As set forth in the prior correspondence, please see Section 10.3 of the Trust Agreement filed as Exhibit 3.3 in the amendment to the Registration Statement filed on November 18, 2025, reproduced below.

Each party hereto, each Authorized Participant by its delivery of an Authorized Participant Agreement and each Registered Owner and Beneficial Owner by the acceptance of a Share irrevocably consents to the jurisdiction of the courts of the State of Delaware, and of any federal court located in New Castle County, Delaware, in connection with any action, suit or other proceeding arising out of or relating to the Shares, the Trust Property or this Agreement or any action taken or omitted under this Agreement and waives any claim of forum non conveniens and any objections as to laying of venue; provided however, that actions for violations of the Securities Act, or the rules and regulations promulgated thereunder, or the Securities Exchange Act of 1934 or the rules and regulations promulgated can be brought in any forum pursuant to applicable federal securities laws. Each party further waives personal service of any summons, complaint or other process and agrees that service thereof may be made by certified or registered mail directed to such Person at such Person’s address last specified for purposes of notices hereunder.

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January 5, 2026 Page 2

Please call me at (312) 845-3724 if you have any questions or issues you would like to discuss regarding these matters.

Sincerely yours,
Chapman and Cutler llp

By:	/s/ Richard Coyle
Richard Coyle